SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                  ---------------------------------------

                             SCHEDULE 14D-9/A
                Solicitation/Recommendation Statement under
          Section 14(d)(4) of the Securities Exchange Act of 1934

                              Amendment No. 2
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      Meridian Healthcare Growth and Income Fund Limited Partnership
                         (Name of Subject Company)

      Meridian Healthcare Growth and Income Fund Limited Partnership
                   (Name of Person(s) Filing Statement)

              Assignee Units of Limited Partnership Interest
                      (Title of Class of Securities)

                                   None
                   (Cusip Number of Class of Securities)


John M. Prugh                              with a copy to:
Brown Healthcare, Inc.                     John B. Watkins, Esq.
c/o Alex Brown Realty, Inc.                Wilmer Cutler Pickering
300 East Lombard Street                    Hale and Dorr LLP
Suite 1200                                 100 Light Street, Suite 1300
Baltimore, Maryland 21202                  Baltimore, Maryland 21202
(410) 727-4083                             (410) 986-2800

                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                  This Amendment No. 2 amends and supplements the Schedule 14D-9, as amended, initially filed by the Fund with the Securities and Exchange Commission (the "SEC") on March 14, 2005 relating to the Tender Offer. The Fund is hereby amending only those sections of the Schedule 14D-9 identified in this amendment and only to the extent noted in each section. All other sections of the Schedule 14D-9 remain unchanged. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the
Schedule 14D-9.

Item 2.           Identity and Background of Filing Person

                  The second paragraph of Item 2 of the Schedule 14D-9 is hereby amended and restated in its entirety.

                  This statement relates to the offer by certain entities (collectively, the "Offeror") controlled by MacKenzie Patterson Fuller, Inc. ("MPF") to purchase for cash up to 308,000 Units at a purchase price of $20 per Unit upon the terms and subject to the conditions set forth in the Offeror's Revised Offer to Purchase, dated March 29, 2005 and related Amended Letter of Transmittal and Form Letter to Unit holders dated April 1, 2005 (collectively as each may be amended and supplemented from time to time, the "Tender Offer"). The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO"), which was initially filed with the SEC on March 7, 2005 and amended by the Offeror on April 1, 2005. As set forth in the Schedule TO, the address of the Offeror is MacKenzie Patterson Fuller, Inc., 1640 School Street, Moraga, California 94556, Attn:
Christine Simpson.

Item 4.           The Solicitation or Recommendation

                  Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety.

                  The Fund's Administrative General Partner, Brown Healthcare, Inc., and its Development General Partner, Meridian Healthcare Investments, Inc. (collectively, the "General Partners") previously recommended that holders of the Fund's Units ("Unitholders") reject the Offeror's offer to purchase for cash up to 308,000 Units at a purchase price of $16 per Unit. The General Partners based this recommendation on the fact that the $16 per Unit offer price appeared to be less than the liquidation value of the Fund based on the approximately $20 per Unit the General Partners estimate will be available for distribution to Unitholders, assuming Unitholder approval, upon the consummation of the proposed sale of all or substantially all of the Fund's assets to FC Properties VI, LLC pursuant to an Asset Purchase Agreement (the "Purchase Agreement") and subsequent liquidation of the Fund. The General Partners note that the Offeror has increased its offer to $20 per Unit, which is substantially equivalent to the amount the General Partners estimate will be available for distribution to Unitholders upon consummation of the sale and liquidation of the Fund. Accordingly, the General Partners express no opinion and are neutral toward the amended Tender Offer.

                  The General Partners arrived at this position after considering the facts and circumstances surrounding the Offeror's unsolicited Tender Offer and amendment thereof.

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

Among the factors that the General Partners considered and which Unitholders should be aware in making their determination are:

o There is no public market for Units. Therefore, it is not possible to determine with any certainty the actual market value of Units;

o Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including future potential distributions from the Fund from operations;

o Unitholders who tender their Units will give up the right to vote to approve or disapprove the negotiated Purchase Agreement and the liquidation of the Fund and, assuming approval of Investors, receive any liquidating distributions from the Fund, which could, ultimately, be higher or lower than the General Partners' current estimate; and

o The offer price of $20 per Unit is substantially equivalent to the amount per Unit that the General Partners expect to be available for distribution to Unitholders upon the sale of the Fund's assets and subsequent liquidation of the Fund, and may provide liquidity sooner than the liquidation of the Fund, which requires the consent of Investors and may take several months to complete.

                  The Fund and, to the Fund's knowledge after reasonable inquiry, each of the Fund's General Partners, executive officers and affiliates, do not intend to tender and sell, but intend to hold the Units that are held of record and beneficially by such persons and to vote such Units to approve the sale of the Fund's assets and liquidation of the Fund.

                  Considerations for Unitholders Wishing to Sell Units

                  The General Partners strongly urge Unitholders to consider all aspects of the Tender Offer before deciding for themselves whether to tender their Units. Nevertheless, the General Partners recognize that individual financial circumstances of each Unitholder may be different, and there may be Unitholders who wish to liquidate their investment in the Fund and receive cash for their Units at this time. These Unitholders should carefully review the Tender Offer documents, including the risk factors, consult with their financial, tax and other advisors and consider the following in deciding whether to tender their Units:

                  Restrictions on Transfer of Units. Section 7.2 of the limited partnership agreement contains several restrictions on transfer or assignment of Units that, if applicable, could limit or prohibit the transfer of tendered Units. In addition, the Administrative General Partner will charge a transfer fee of $50 per Unitholder, sufficient to cover all reasonable expenses connected with such transfer.

                  Proration. The Offeror is offering to acquire 308,000 Units. If more than 308,000 Units are tendered pursuant to the Tender Offer, the Offeror will purchase a pro rata portion of the Units that are tendered. Unitholders should be aware that not all Units tendered may be accepted for payment. Unitholders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain Investors of the Fund in respect of the Units that they continue to hold. The General Partners note that due to a restriction in the limited partnership agreement, tendered Units cannot be purchased to the extent that a tendering Unitholder would remain with a number of Units that is greater than zero butless than 200 Units or with a number of Units not evenly divisible by four.

                  Conditions of the Offer. The Tender Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Fund. These include, among others, the absence of legal or government actions that would prohibit the purchase and the absence of a material adverse change in the Fund or its business. It is also a condition of the Tender Offer that it not be publicly disclosed that (a) more than 50% of the outstanding Units have been or are proposed to be acquired by another person or group, or (b) any person or group that prior to the date of the Tender Offer had filed a statement with the SEC pursuant to Sections 13(d) or (g) has increased or proposed to increase the number of Units beneficially owned by such person or group as disclosed in such statement by two percent or more of the outstanding Units. See Section 13 of the Offer to Purchase for a discussion of these and other conditions of the Offer.

Item 8.           Additional Information

                  The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be "forward-looking statements" within the meaning of the federal securities laws.

                  Forward-looking statements may be characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expected," "estimated," "projects," "positioned," "strategy," and similar expressions. These statements are based on assumptions and assessments made by the General Partners in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and involve risks and uncertainties relating to the occurrence of future events. These forward-looking statements are subject to a number of factors that could cause actual results to differ from those mentioned herein, including but not limited to the following:

o that the closing of the sale of the Facilities pursuant to the terms and conditions of the Purchase Agreement may not occur;

o that the amount of the net sales proceeds from the sale of the Facilities ultimately available for distribution to Unitholders is not assured;

o that the consent of the holders of a majority of the Fund's Units to the sale of the Facilities and the liquidation of the Fund may not be obtained;

o that the demand for or regulation of the type of skilled nursing services provided by the Facilities may change in a way that adversely affects the value of the Facilities, and;

o that other factors that affect the skilled nursing facility business generally including, but not limited to, economic, political, governmental and technological factors affecting the Fund's operations, markets, products, services and prices may change in a way that adversely affects the Fund.

                  In addition, the Fund's results of operations, financial condition and cash flows also may be adversely affected by the unsolicited Tender Offer by MPF, and related actions taken by this group.

                  Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although the Fund believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Fund's performance are set forth in reports and documents filed by the Fund with the Securities and Exchange Commission from time to time.

Item 9.           Exhibits

Exhibit No.     Description

  (a)(1)        Offer to Purchase dated March 7, 2005  (1)
  (a)(2)        Letter of Transmittal  (1)
  (a)(3)        Form of letter to unit holders from MPF dated March 7, 2005  (1)
  (a)(4)        Letter to Unitholders from Robert L. Huether, Asset
                Manager of The Fund, dated March 14, 2005  (2)
  (a)(5)        Revised Offer to Purchase Dated March 29, 2005  (3)
  (a)(6)        Amended Letter of Transmittal  (3)
  (a)(7)        Form of Letter to Unit holders from MPF dated April 1, 2004  (3)

----------------------
(1) Incorporated by reference to Tender Offer Statement on Schedule TO filed with the SEC on March 7, 2005.

(2) Incorporated by reference to the Solicitation/Recommendation Statement on
    Schedule 14D-9 filed with the SEC on March 14, 2005.

(3) Incorporated by reference to Tender Offer Statement on Schedule TO/A filed with the SEC on April 1, 2005.


Signatures. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               MERIDIAN HEALTHCARE GROWTH AND INCOME
                               LIMITED PARTNERSHIP

                               By:      Brown    Healthcare, Inc.,
                                        its Administrative General Partner

                               By:         /s/  Timothy M. Gisriel

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

                               Name:    Timothy M. Gisriel
                               Title:   Treasurer

                               Date:    April 15, 2005